

June 16, 2014

Via E-mail
Gary B. Halverson
Chief Executive Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, OH 44114

> Re: **Cliffs Natural Resources Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **Response dated June 5, 2014**
> **File No. 001-08944**

Dear Mr. Halverson:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations – Consolidated, page 65
Income Taxes, page 67

1.   We note your responses to prior comment two from our letter dated May 22, 2014 and comment five of our letter dated March 13, 2014. In order to provide investors with greater insight into the significant benefit from the line item labeled "income not subject to tax", please clearly label the adjustment, discuss its nature and whether you expect it to be a recurring adjustment and any significant management judgments and estimates involved with this line item. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with a draft of your proposed revised disclosure to be included in future filings.

Item 8. Financial Statements and Supplementary Data, page 108
Notes to Consolidated Financial Statements, page 115
Note 1. Basis of Presentation and Significant Accounting Policies, page 115

2.   We note your response to prior comment one from our letter dated May 22, 2014. Please address the following:

  • Your response states "[i]t was concluded that the control environment had adequate controls in place to prevent or detect a material misstatement." Your response also states "the proper execution of [the Company's] key controls in the 2013 fiscal year resulted in the detection of this issue, although not in a timely manner." Describe in detail the specific control environment control(s) that you are referring to as being in place that would have and/or did prevent or detect the error prior to the issuance of the 2013 financial statements as part of their routine execution. In addition, tell us how you determined that you had adequate controls in place to prevent or detect a material misstatement when the key controls in place for 2013 did not detect the issue in a timely manner.

  • Given that the equity classification error was identified in the fourth quarter as part of the analysis of the dilution of a noncontrolling owner in the partnership, is it reasonably possible that if the dilution event had not occurred, or occurred subsequent to year-end, the Company would have failed to detect the error? If no, then please tell us in detail how you determined that the controls described in response to the previous bullet point were operating with sufficient precision to prevent or detect material errors.

  • You state that you evaluated your review controls over the noncontrolling interest element of your financial statements and overall controls related to consolidation noting that the detection risk of misstatement due to misapplication of accounting principles was isolated to this particular element of your financial statements. You also conclude that this financial reporting element did not indicate an unmitigated misstatement risk within your financial reporting or consolidation process. Please describe the process undertaken in reaching this conclusion.

  • Your response confirms that there was a control weakness or deficiency related to the allocation and review of the earnings attributable to noncontrolling interests, but you determined it was not so severe as to constitute a material weakness within ICFR. Please explain in greater detail how you determined the severity of the control deficiency, including a detailed description of compensating control(s) that were in place and operating at a level of precision that would prevent or detect a material misstatement. Also describe any other associated control deficiencies identified in 2013.

Note 15. Income Taxes, page 179

3.　　We note your response to prior comment two from our letter dated May 22, 2014 that the basis of income not subject to tax is long-term intercompany loans. However, we are unable to find any disclosure of your long-term intercompany notes. For purposes of expanding your proposed disclosure provided in response to comment five of our letter dated March 13, 2014, please provide the following additional disclosures related to the income not subject to tax:

- Quantify the balance of these long-term intercompany loans by jurisdiction at the balance sheet date; and

- Provide the terms of the long-term intercompany loans, including interest rates and maturity dates. Please clarify that these amounts are not indefinitely invested in these subsidiaries.

Provide us with a draft of your proposed revised disclosure.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining